

August 28, 2014

<u>Via E-mail</u>
Mr. William N. Scheffel
Executive Vice President and Chief Financial Officer
Centene Corporation
7700 Forsyth Boulevard
St. Louis, MO 63105

Re: **Centene Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 21, 2014
              Form 10-Q for the Quarterly Period Ended June 30, 2014
              Filed July 22, 2014
              File No. 001-31826

Dear Mr. Scheffel:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2014</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Health Insurer Fee Expense, page 24</u>

1. You state that you recorded $59.8 million of revenue in premium tax and health insurer fee revenue associated with the accrual for the reimbursement of the health insurer fee. Please tell us precisely what this revenue represents and the basis with reference to authoritative literature for your accounting treatment.

2. Please provide us with your accounting policy for the risk corridor, reinsurance and risk adjustment ("three Rs") that you reference on page 31. Please also tell us the amounts you have recorded for each item as well as for the reinsurance fee assessment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant